TACA International Airlines’ DISTANCIA Program Commences Trading On Points.com’s Global Points Exchange

Marketplace Offers DISTANCIA Members The Ability to Trade Miles on Reward Trading Board

TORONTO (December 18, 2008) – Points International Ltd. (TSX: PTS; OTCBB: PTSEF), owner and operator of the world’s leading loyalty reward program management web site, www.points.com, announced today the addition of El Salvador-based TACA International Airlines SA to the company’s Global Points Exchange (GPX). TACA’s participation in the marketplace allows DISTANCIA members to establish their own exchange rates and trade their miles between other participating programs. The addition of TACA to GPX marks the first Latin American airline to participate in the service.

TACA, which initiated its partnership with Points.com in September when it joined the network of other loyalty programs on the site, now gives its more than 1.5 million members the ability to trade points with members of any other participating program on GPX. Aeroplan®, Alaska Airlines Mileage Plan, American Airlines AAdvantage®, Frontier Airlines EarlyReturns®, Iceland Air Award Points, Delta Air Lines SkyMiles®, Midwest Airlines’ Midwest Miles and InterContinental’s Priority Club® Rewards are among the rewards programs which are currently active partners.

"As the first airline in Latin America to join GPX, the addition of TACA represents a further step toward making this interactive marketplace a truly global community," said Points CEO Rob MacLean. "The continued expansion of GPX means more opportunities for our partners’ members to make the most out of the rewards they’ve earned."

"Since launching our partnership with Points.com in September, we’ve been able to offer our members more ways to maximize their DISTANCIA miles than ever before," said Jeremy Rabe, DISTANCIA Director at TACA. "The added utility GPX provides will create even more opportunities for our members to interact with the program."

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management web site. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Wyndham Rewards®, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. Website: http://www.points.com.

About TACA

Founded in 1931, TACA is the airline with the newest aircraft fleet in the Americas. It works with three hubs (El Salvador, Costa Rica and Peru) to bring together the American continent. Operating over 35 destinations more than 20 countries with 135 daily flights. TACA includes airlines in El Salvador, Guatemala, Costa Rica, Nicaragua, Honduras and Peru.

With 11 years of experience in the Latin-American loyalty industry, DISTANCIA is the loyalty program that allows their members to pamper themselves with special treats with their Miles like airline tickets to travel around the world, car rental vouchers, hotel stays, amusement park entrances, tours and restaurant vouches in Latin American cities, among others. DISTANCIA also has a world-wide partners´ network where you can easily earn more Miles while using the services of affiliated hotels, car rentals, co-branded credit cards and much more.

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For more information contact:

Investor relations:
Alex Wellins
The Blueshirt Group
T. 415-217-7722

Brinlea Johnson
The Blueshirt Group
T. 212-551-1453

Media relations:
David Cumptson
Allison & Partners
T. 415-277-4917; E. david@allisonpr.com

Business enquiries:
Martin Tongue
Vice President,
Business Development Points International
T. 416-596-6363; E. martin.tongue@points.com

DISTANCIA

Business enquiries:
Jeremy Rabe
DISTANCIA Director
TACA International Airlines
T. 503-2267-8888 (ext. 3675); E. jrabe@taca.com